Mail Stop 4720

July 16, 2009

By U.S. Mail and facsimile to (310)888-6704

Christopher J. Carey
Executive Vice President and Chief Financial Officer
City National Corporation
City National Center
400 North Roxbury Dr.
Beverly Hills, CA 90210

      Re: City National Corporation
              Form 10-K for the year ended December 31, 2008

Dear Mr. Carey:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Kevin W. Vaughn
              Branch Chief